

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 3, 2008

Mr. Len DeMelt
Director
Nilam Resources Inc.
35 Du Parc Des Erables,
La Prairie, Quebec
Canada J5R 5J2

> **Re:** **Nilam Resources Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2008**
> **Filed August 19, 2008**
> **Response Letter dated October 28, 2008**
> **File No. 333-135980**

Dear Mr.DeMelt:

We have reviewed your filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10KSB/A for the Fiscal Year Ended April 30, 2008

General

1. When you file your next amendment to the fiscal 2008 annual report, please designate the document as "Amendment No. 2" by including this or similar notation on the cover of the filing to comply with the guidance in Rule 12b-15 of Regulation 12B.

Management's Discussion and Analysis or Plan of Operation, page 32

General

2.   We note that you have presented an abbreviated version of your original
        disclosures under this heading in your draft amendment. You will need to include
        the complete text of this item (as restated) to comply with Rule 12b-15 of
        Regulation 12B.

3.   Please ensure that you update the numerical information associated with the
        cumulative period to reflect the restated amounts (e.g. operating expenses,
        exploration costs and expenses, general and administrative expenses, accumulated
        losses).

Financial Statements

Report of Independent Registered Public Accounting Firm, page 35

4.   We note that the audit report from Webb & Company, P.A., the predecessor
        auditor, indicates that you are providing disclosure in Note 5 to the financial
        statements, concerning doubt about your ability to continue as a going concern.
        We do not see any disclosure of this sort in Note 5. Further, the explanatory
        language in this report indicates that you have an accumulated deficit of
        "578,672" and a negative cash flow from operations of "542,780" from inception.
        These amounts need to be associated with a particular date and should indicate
        the currency of measurement. Further, these amounts do not appear to correlate
        with any figures in your financial statements. Please consult with your prior
        auditor and obtain a corrected report that resolves these differences.

5.   We note that you have not complied with prior comment 1, as it pertains to the
        cumulative information. As explained, if the financial statements for the
        cumulative period are not audited, these should be clearly marked as unaudited.

Note 1 – Nature of Operations, page 41

6.   Update this section to reflect the restated amounts for the accumulated losses.

Controls and Reporting Over Financial Reporting, page 46

Conclusion of Management Regarding Effectiveness of Disclosure Controls and Procedures

7.   We note your disclosure stating that as a result of a material weakness affecting internal control over financial reporting, "…management is not able to conclude that our disclosure controls and procedures were effective for the timely gathering, analyzing and disclosing the information as of April 30, 2008." Given that you have identified a material weakness, also understanding that you failed to provide the required disclosure about internal control over financial reporting in you original filing, it appears that you should further revise to clarify that you management is able to conclude that your disclosure controls and procedures were not effective as of April 30, 2008.

This comment also applies to the corresponding disclosure in your interim report for the quarter ended July 31, 2008. Please revise your conclusions on disclosure and controls procedures accordingly.

Management's Report on Internal Control over Financial Reporting, page 47

8.   We note your statement that based on your assessment of internal control over financial reporting and the position of the Securities and Exchange Commission, you determined that there was a material weakness affecting your internal control over financial reporting, and as a result of that weakness, your *disclosure controls and procedures* were not effective as of April 30, 2008. Please comply with Item 308(a)(3) of Regulation S-B, which requires that you include a statement as to whether or not *internal control over financial reporting* is effective or not effective. Please understand that this disclosure requirement is incremental to and different from the Item 307 requirement pertaining to disclosure controls and procedures. Please remove language suggesting that we have participated in the assessment of your internal control over financial reporting.

Changes in Internal Control over Financial Reporting, page 47

9.   We note your statement that "except as noted above" there have been no changes in internal controls over financial reporting *during the year ended April 30*, 2008. We do not see that you have described any changes in internal control over financial reporting and therefore do not see the basis for the "except as noted above" reference. If there have been no changes, please clarify that point. Please also understand that Item 308(c) of Regulation S-B requires that you address changes that occurred during the last fiscal quarter, rather than the entire fiscal year. Please revise accordingly.

Form 10-QSB/A for the Quarter Ended July 31, 2008

10.   We note that your quarterly report for the period ending July 31, 2008 was on
        Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies
        formerly classified as "small business issuers" under Regulation S-B must file
        their quarterly reports on Form 10-Q after they have filed an annual report for a
        fiscal year ending after December 15, 2007. Although small business issuers are
        now required to file on Form 10-Q, the disclosure requirements for that form are
        now tailored for smaller reporting companies.

        Please correct the proposed quarterly amendment to reflect the proper form type
        and to ensure that the filing contain all required material information. In any
        event, you should file your next quarterly report on Form 10-Q. Information
        about recent changes to rules affecting small business issuer form types and
        disclosure and filing requirements is available on the SEC website at the
        following address.

                     http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551- 3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief